UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of august, 2008

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

2Q08

Consolidated Information and Results

Second Quarter 2008

(Unauditaded)

TELE NORTE LESTE PARTICIPAÇÕES S.A. and TELEMAR NORTE LESTE S.A. www.oi.com.br/ir

Upcoming Events: Conference Calls

Portuguese		English
Date:	Friday, August 1 2008 10:00am (Rio) – 9:00am (NY)	Date:	Friday, August 1 2008 1:00pm (Rio) – 12:00pm (NY)
Access:	Phone: (55 11) 4688 – 6301 Code: Oi Replay: (55 11) 4688 - 6312 (code 890) Available until August 7 2008	Access:	Phone: 800 – 853 - 3895 (USA) 1 334 323 7224 (Brazil / other countries) Code: Oi Replay: 877 – 656 – 8905 (EUA) 1 – 334 – 323 – 9859 (Brazil / others) Available until August 7 2008 (code Oi)
Webcast:	http://www.ccall.com.br/oi
A complementary presentation will be available before the start of the conference call at: http://www.oi.com.br/ir

Contents

1	Highlights	2
2	Operating Performance	3
3	Consolidated Results	5
4	Debt, Capital Expenditure and Cash Flow	16
5	Recent Events	19
6	Financial Statements	27

TNL Participações Outstanding Shares (Thousand): 382,289 TNLP3: R$ 46.28 TNLP4: R$ 40.19 TNE: US$ 24.91 ADR	Telemar Norte Leste Outstanding Shares (Thousand): 238,391 TMAR3 ON: R$ 100.50 TMAR5 PNA: R$ 88.00 TMAR6 PNB: R$ 85.28

Rio de Janeiro, July 31 2008: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3) and Telemar Norte Leste (Bovespa: TMAR3, TMAR5 and TMAR6) are pleased to announce today the results for the second quarter of 2008 (2Q08).

The information related to the second quarter of 2008 consolidates, for the first time, the results of Tele Norte Celular Participações S.A. (TNCP) and, therefore, those of Amazônia Celular S.A., whose shareholding control was acquired by TMAR on April 3, 2008.

1) Main Highlights

  Revenue Generating Units (RGUs) amounted to 36.1 million, with net additions tallying 2.9 million compared to 1Q08 and 6.8 million in the 12-month period (including 1.5 million related to TNCP), and stem from:

    Rapid growth at Oi Mobile, whose net additions totaled about 2.97 million (1.47 million via TNCP and 1.49 million via organic growth);

    High performance of broadband services, with 113 thousand additions at Oi Velox, compared to 84 thousand in the same period of 2007.

  In the wireless segment excluding TNCP, pre-paid net additions amounting to 1.30 million were the highest ever for Oi on a quarterly basis. In the pre-paid segment the company registered steep growth, approximately 54% higher than the quarterly average since 2Q07.

  Consolidated gross revenue totaled R$6,752 million, which includes R$149 million from TNCP. Excluding this, revenues would have risen 2.4% and 6.3% in the quarter and in the year, respectively.

  Consolidated recurring EBITDA in 2Q08 of R$1,644 million reflects recurring EBITDA margin of 35.2% in the quarter and 35.9% in the first half of the year.

  Consolidated net earnings amounted to R$249 million (R$0.65/share and US$0.39/ADR), 48.8% and 46.8% lower than in 1Q08 and 2Q07, respectively, hit mainly by non-recurring negative events (all explained in this report).

  Consolidated capital expenditure of R$1,787 million in 2Q08 (30% wireline; 70% wireless) represent a significant rise when compared to 1Q08 (+176%) and 2Q07 (+362%). Such growth reflects the accounting of 3G licenses (partial cash effect), the capital expenditure for number portability, as well as greater resources earmarked for ADSL expansion.

  Growth of 128% in net debt in 2Q08 (R$5.7 billion in June) reflects mainly: (i) the acquisition of BRTP and BRTO preferred shares; (ii) the purchase of shareholding control of TNCP; (iii) the payment of the first installment related to 3G licenses and (iv) the non-recurring expenses related to lawsuits that prevented the acquisition of BRTP’s shareholding control. Net debt equals 0.9x EBITDA in the last 12 months.

Table 1 – Leading Financial Indicators

	Quarter					Half-Year
R$ million	2Q07	1Q08	2Q08	QoQ	YoY	1H07	1H08	YoY
TNL Consolidated
Net Revenue	4,358	4,489	4,677	4.2%	7.3%	8,663	9,166	5.8%
EBITDA	1,596	1,649	1,311	-20.5%	-17.9%	3,045	2,960	-2.8%
EBITDA Margin (%)	36.6%	36.7%	28.0%	-8.7 p,p,	-8.6 p,p,	35.1%	32.3%	-2.8 p,p,
Recurring EBITDA	1,596	1,649	1,644	-0.3%	3.0%	3,045	3,293	8.1%
Recurring EBITDA Margin (%)	36.6%	36.7%	35.2%	-1.5 p,p,	-1.4 p,p,	35.1%	35.9%	0.8 p,p,
Net Earnings	468	486	249	-48.8%	-46.8%	810	734	-9.4%

Net Debt	4,006	2,497	5,699	128.2%	42.3%	4,006	5,699	42.3%
CAPEX	387	647	1,787	176.2%	361.8%	730	2,434	233.4%
Free Cash Flow	783	484	-2,408	-597.5%	-407.5%	1,625	-1,925	-218.5%
Net Debt / EBITDA	0.7	0.4	0.9	125.0%	28.6%	0.7	0.9	28.6%

TMAR Parent Company
Net Revenue	3,548	3,586	3,626	1.1%	2.2%	7,081	7,211	1.8%
EBITDA	1,334	1,315	899	-31.6%	-32.6%	2,610	2,214	-15.2%
EBITDA Margin (%)	37.6%	36.7%	24.8%	-11.9 p,p,	-12.8 p,p,	36.9%	30.7%	-6.2 p,p,
Recurring EBITDA	1,334	1,315	1,232	-6.3%	-7.6%	2,610	2,547	-2.4%
Recurring EBITDA Margin (%)	37.6%	36.7%	34.0%	-2.7 p,p,	-3.6 p,p,	36.9%	35.3%	-1.6 p,p,
Net Earnings	545	582	375	-35.6%	-31.2%	982	958	-2.4%

Oi (TNL PCS)
Net Revenue	1,028	1,149	1,223	6.4%	19.0%	2,027	2,371	17.0%
EBITDA	267	382	423	10.7%	58.4%	450	805	78.9%
EBITDA Margin (%)	25.9%	33.3%	34.6%	1.3 p,p,	8.7 p,p,	22.2%	33.9%	11.7 p,p,
Net Earnings	102	154	155	0.6%	52.0%	148	309	108.8%

TNCP
Net Revenue	120	114	126	10.5%	5.0%	235	240	2.1%
EBITDA	29	38	36	-5.3%	24.1%	57	74	29.8%
EBITDA Margin (%)	24.1%	33.3%	28.9%	-4.4 p,p,	4.8 p,p,	24.3%	31.0%	6.7 p,p,
Net Earnings	-5	4	0	NA	NA	-10	4	140.0%

2) Operating Performance:

The Company ended 2Q08 with 36,050 thousand RGUs, a 8.8% rise in the quarter (2,931 thousand) and 23.3% increase in the 12-month period (6,803 thousand), given that 1,474 thousand customers from TNCP are included.

Excluding the customer base added due to the acquisition of TNCP, growth would have reached 4.4% in the quarter (1,457 thousand) and 18.2% year on year (5,329 thousand), the best quarterly performance ever registered at Oi.

The wireless customer base expanded 17.1% and 48.9% in the quarter and year on year, respectively.

Wireline – Oi Fixed

The wireline services base fell 1.1% in the quarter and 3.2% year to date. The drop in lines in service stems from fiercer competition, marked by the increased usage of mobile terminals. The Company maintained its focus on the sale of alternative plans, which at the end of June reached 5,325 thousand, a 1.7% increase over 1Q08 (91 thousand), and currently representing 38.3% of the total lines in service (49.7% residential lines). Migration toward alternative and convergent plans have been contributing to a gradual improvement in fixed ARPU (R$88.1 in 2Q08; R$86.5 in 1Q08).

Broadband – Oi Velox

The “Oi Velox” ADSL user base grew by 113 thousand users (+6.9%) compared to 1Q08 and 485 thousand users (+38.3%) compared to 2Q07, making up 12.6% of the current lines in service. Oi Velox is offered in 328 cities of Region I. At the end of June 2008, the total broadband access base equaled 1,804 thousand, including cable access from Oi TV.

Wireless – Oi Mobile

Growth in the wireless segment was boosted in this quarter, in which 2,967 thousand customers were added as a result of 4,255 thousand gross additions (including 1,615 thousand TNCP users), and 1,288 thousand disconnections. This is higher than in the previous quarter, when additions numbered 1,348 thousand (+8.4%). The customer base totaled 20,299 thousand users, compared to 17,332 thousand in 1Q08 (+17.1%) and 13,634 thousand in 2Q07 (+48.9%).

Particularly important is the fact that even without the customers from the new subsidiary TNCP (1,474 thousand users), growth in the quarter would have been 8.6% and 38.1% annually (+5,191 thousand users).

The “Oi Ligadores” campaign continues to enable growth in the pre-paid base, which totaled 17,080 thousand users in 2Q08, climbing 17.7% or 2,571 thousand customers in the quarter. TNCP contributed with 1,275 thousand pre-paid users, without whom the average base at Oi would have risen 8.9%.

The post-paid segment also expanded, adding 396 thousand customers or rising 14.0% in the quarter, boosting the base to 3,219 thousand users. Of this total, TNCP contributed with 199 thousand users. In the quarter, another 137 thousand customers joined the “Oi Conta Total” plan, which already accounts for 24.3% of the post-paid segment, totaling 783 thousand (22.9% in 1Q08 and 14.0% in 2Q07).

Table 2 – Operational Indicators

	2Q07	3Q07	4Q07	1Q08	2Q08	2Q08 Ex, TNCP	QoQ	YoY
Wireline Services - "Oi Fixo"
(a) Lines in Service ('000)	14,347	14,318	14,222	14,037	13,888	13,888	-1.1%	-3.2%
Residential (%)	78.0%	77.9%	77.7%	77.4%	77.1%	77.1%	-0.3 p,p,	-0.9 p,p,
Commercial (%)	18.0%	18.1%	18.2%	18.4%	18.7%	18.7%	0.3 p,p,	0.7 p,p,
Public Telephones (%)	4.0%	4.0%	4.1%	4.2%	4.2%	4.2%	0.0 p,p,	0.2 p,p,
Average Subscriber Base ('000)	14,339	14,337	14,271	14,130	13,963	13,963	-1.2%	-2.6%
Alternatives Plans ('000)*	5,480	4,986	5,202	5,234	5,325	5,325	1.7%	-2.8%
Proportion of Lines in Service (%)	38.2%	34.8%	36.6%	37.3%	38.3%	38.3%	1.0 p,p,	0.1 p,p,
ARPU Oi Fixo (R$)	85.1	85.5	85.6	86.5	88.1	88.1	1.8%	3.5%
Broadband Services - "Oi Velox"
(b) Broadband Subscribers ('000)	1,266	1,393	1,518	1,692	1,804	1,804	6.6%	42.5%
ADSL	1,266	1,393	1,518	1,638	1,751	1,751	6.9%	38.3%
Cable	NA	NA	NA	55	53	53	-3.6%	NA
Proportion of Lines in Service (%)	8.8%	9.7%	10.7%	11.7%	12.6%	12.6%	0.9 p,p,	3.8 p,p,
Residential (%)	85.3%	85.1%	85.7%	83.5%	84.1%	84.1%	0.6 p,p,	-1.2 p,p,
Average Subscriber Base ('000)	1,224	1,327	1,458	1,577	1,697	1,697	7.6%	38.6%
ARPU Oi Velox (R$)	51.8	50.1	46.4	46.5	45.1	45.1	-3.0%	-12.9%
Wireless Services - "Oi Móvel"
(c) Mobile Subscribers ('000)	13,634	14,900	15,984	17,332	20,299	18,825	17.1%	48.9%
Proportion on Pre-Paid Plans (%)	82%	84%	84%	84%	84%	84%	0.0 p,p,	2.0 p,p,
Average Subscriber Base ('000)	13,097	14,320	15,348	16,621	19,132	18,085	15.1%	46.1%
Oi Conta Total	335	444	537	646	783	783	21.2%	133.7%
Market Share Oi - Region I (%)	26.5%	27.0%	26.9%	27.9%	30.7%	28.5%	2.8 p,p,	4.2 p,p,
Proportion of Net Additions in Region I (%)	11.5%	34.1%	25.4%	48.5%	39.8%	38.0%	-8.7 p,p,	28.3 p,p,
Penetration rate - Region I (%)	50.1%	53.5%	57.5%	60.0%	63.6%	63.6%	3.6 p,p,	13.5 p,p,
Quarterly Churn rate (%)	7.7%	11.5%	9.1%	6.6%	6.8%	6.3%	0.2 p,p,	-0.9 p,p,
ARPU Oi Móvel (R$)	21.5	22.3	22.7	21.3	22.0	21.2	3.3%	2.3%
Vídeo - "Oi TV"
(d) Video Subscribers ('000)	NA	NA	NA	58	59	59	1.7%	NA

RGU - Revenue Generating Unit (a+b+c+d) (´000)	29,247	30,611	31,724	33,119	36,050	34,576	8.8%	23.3%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX virtual” and others.

3) Consolidated Results:

3.1) Revenue

Consolidated gross revenue of R$6,752 million exceeded that of 1Q08 by 4.7%, and was 8.7% higher than in the same quarter of the previous year (R$301 million and R$542 million, respectively). This performance results mainly from revenues from “wireless services” and, in the wireline segment it stems from “long distance” services, “data” and “network usage”. Such increases partially compensated for the reduction in revenues from “local wireline” service and “public telephones”. TNCP contributes with R$149 million to the total consolidated gross revenue.

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					Half-Year			%
R$ million	2Q07	1Q08	2Q08	QoQ	YoY	1S07	1S08	Chg. %	1Q07	1Q08
Wireline	5,182	5,143	5,176	0.6%	-0.1%	10,355	10,320	-0.3%	84%	78%
Local (exc. - VC1)	2,239	2,105	2,057	-2.3%	-8.1%	4,487	4,162	-7.2%	36%	32%
Subscription	1,737	1,719	1,706	-0.8%	-1.8%	3,442	3,426	-0.5%	28%	26%
Local Traffic	475	363	329	-9.4%	-30.7%	991	691	-30.3%	8%	5%
Others	27	23	22	-4.3%	-18.5%	54	45	-16.7%	0%	0%
Local Fixed-to-Mobile (VC1)	684	679	667	-1.8%	-2.5%	1,359	1,346	-1.0%	11%	10%
Long Distance FF + PCS**	707	720	816	13.3%	15.4%	1,441	1,535	6.5%	12%	12%
LD Fixed-to-Mobile (VC2/3)**	187	207	209	1.0%	11.8%	372	416	11.8%	3%	3%
Network Usage	146	156	172	10.3%	17.8%	296	328	10.8%	2%	2%
Data	716	809	851	5.2%	18.9%	1,390	1,660	19.4%	11%	13%
Velox	275	319	339	6.3%	23.3%	541	658	21.6%	4%	5%
Others	441	490	512	4.5%	16.1%	849	1,002	18.0%	7%	8%
Public Phones	282	211	149	-29.4%	-47.2%	584	361	-38.2%	5%	3%
Additional Services	160	169	165	-2.4%	3.1%	304	334	9.9%	2%	3%
Advanced Voice / Other	62	86	90	4.7%	45.2%	122	177	45.1%	1%	1%

Wireless	1,028	1,308	1,576	20.5%	53.3%	2,018	2,883	42.9%	16%	22%
Services	966	1,259	1,524	21.0%	57.8%	1,902	2,783	46.3%	15%	21%
Subscriptions	219	292	335	14.7%	53.0%	426	627	47.2%	3%	5%
Outgoing Calls	389	524	667	27.3%	71.5%	763	1,191	56.1%	6%	9%
Domestic/Inter. Roaming	27	33	35	6.1%	29.6%	56	69	23.2%	0%	1%
Network Usage	265	298	357	19.8%	34.7%	525	654	24.6%	4%	5%
Data / Value Added	66	111	130	17.1%	97.0%	132	241	82.6%	1%	2%
Handset Sales	62	48	52	8.3%	-16.1%	116	101	-12.9%	1%	1%

Wireline	5,182	5,143	5,176	0.6%	-0.1%	10,355	10,320	-0.3%	84%	78%
Wireless*	1,028	1,308	1,576	20.5%	53.3%	2,018	2,883	42.9%	16%	22%

Total Gross Revenue	6,210	6,451	6,752	4.7%	8.7%	12,373	13,203	6.7%	100%	100%
Consolidated Net Revenue	4,358	4,489	4,677	4.2%	7.3%	8,663	9,166	5.8%	70%	69%

*Includes Tele Norte Celular Participações S/A (TNCP) numbers from 2Q08.
**Adjusted to reflect fixed to mobile revenue (VC2/3).

Wireline Services:

Gross revenue from wireline services totaled R$5,176 million, remaining stable both compared to 1Q08 (+0.6%) and to 2Q07 (-0.1%). The performance of “long distance” revenues, “data” and “network usage” more than offset smaller revenues from “public telephones” and “local” phone services.

Local Service

Fixed-to-Fixed: (subscription, traffic, connection fee)

The reduction in local service revenue compared to 1Q08 (-2.3%) and 2Q07 (-8.1%), is due not only to a decrease in lines in service (-1.1% vs. 1Q08; -3.2% vs. 2Q07) but mostly due to smaller excess traffic as a result of more aggressive mobile operators offering minutes-based plans and packages within their own network (on-net) with reduced tariffs.

Fixed-to-Mobile: (VC1)	Revenue fell 1.8% compared to 1Q08 and 2.5% compared to 2Q07, even considering the July 2007 tariff readjustment (+2.88%).

Long Distance Services (LD)

Fixed-to-Fixed and Mobile Originated LD (NLD and ILD)

The increase in traffic, especially that related to PCS service (related to the use of long distance selection code 31 on mobile originated calls), resulted in revenue growth of 13.3% and 15.4%, respectively, compared to 1Q08 and 2Q07. Year-on-year, growth was also bolstered by a tariff hike in July 2007 (+1.83%).
We highlight the indirect impact over this item of the "Oi Ligadores" campaign: the plan's reduced local rates led the client to save financial resources, which are utilized in long-distance mobile outgoing calls.

LD Fixed-to-Mobile (VC2/VC3)

Revenue from long-distance fixed-to-mobile, which has been growing consistently in the last few quarters, expanded 1.0% and 11.8% compared to 1Q08 and 2Q07, respectively, also spurred by the increase in traffic and the expansion in the base of mobile customers. Compared to 2Q07, growth includes the 2.88% tariff readjustment in July 2007.

Remuneration for Network Usage:
Revenue from remuneration for network usage rose both compared to the previous quarter (R$16 million; +10.3%) and compared to the same period in 2007 (R$26 million; +17.8%). Much of this gain results from offers by mobile operators, which includes bonuses on net, as well as mobile-to-fixed calls with reduced prices (as previously mentioned).

Data Communication Services:
Revenue from data communication services has been growing consistently every quarter. In 2Q08, it rose 5.2% versus 1Q08 (R$42 million) and 18.9% compared to 2Q07 (R$135 million). The increase results mostly from the expansion in the ADSL broadband customer base in the quarter (+6.9%) and in the year (+38.3%), boosting Oi Velox revenues by R$20 million vs. 1Q08 and by R$64 million vs. 2Q07.

It is worth highlighting that revenues from “others” were even higher, due to revenue expansion from Oi Internet provider subscriptions, revenues related to equipment lease, as well as growth in EILD – Leased Lines revenues.

Public Telephones:
This revenue item dropped due to a decrease in credits sold as a result of offers by mobile operators in the pre-paid segment, which include bonus calls and credit recharge at reduced rates. In this quarter, these revenues fell R$62 million (-29.4%) and R$133 million (-47.2%) compared to 1Q08 and 2Q07, respectively.

Wireless Services

Gross revenue from wireless services totaled R$1,576 million, rising R$268 million in the quarter (+20.5%) and R$548 million compared to 2Q07 (+53.3%). This amount includes R$149 million related to the consolidation of TNCP.

It is worth highlighting “subscription” revenues (+14.7% vs. 1Q08; +53.0% vs. 2Q07), “outgoing calls” (+27.3% vs. 1Q08; +71.5% vs. 2Q07) and “network usage” (+19.8% vs. 1Q08; +34.7% vs. 2Q07). In addition, it is important to note a 97.0% increase in revenue from “data / value added” compared to 2Q07.

Excluding the increase in revenues from the consolidation of TNCP, gross revenue from wireless services would have reached R$1,427 million, climbing 9.1% and 38.8% compared to 1Q08 and 2Q07, respectively.

Regarding revenue expansion from wireless services, the main variations are commented below:

  Higher “subscription” revenues  due to an increase in the post-paid customer base (+14.0% vs. 1Q08; +34.7% vs. 2Q07), especially as a result of the addition of customers to convergent products (Oi Conta Total), 448 thousand new customers in the last 12 months and 137 thousand in the quarter. TNCP accounts for 9.0% of the total consolidated “subscription” revenue.

  “Outgoing calls” revenues climbed R$143 million (+27.3%) in the quarter and R$278 million (+71.5%) compared to 2Q07. Much of this growth is related to the consolidation of TNCP revenue in the quarter (R$62 million). In addition, it is worth mentioning an increase in the average base of mobile users, especially in the pre-paid segment, boosted by the “Oi Ligadores” campaign.

  Increase in “network usage” revenue, compared both to 1Q08 (+19.8%) and to 2Q07 (+34.7%), after the elimination of R$253 million in transactions among group companies, due to the consolidation of TNCP (+R$43 million) and the increase in the average user base.

  “Data / value added” revenue grew R$64 million (+97.0%) compared to the same quarter one year earlier, mainly due to growth in revenues from “SMS from pre-paid terminals” and “data package subscription”.

“Handset sale” revenue had a slight increase in the quarter (R$4 million) due to growth in chip sales. Compared to 2Q07, revenue in the quarter was R$10 million lower, influenced mainly by the Company’s strategy to reduce the sale of handsets aimed at curbing the cost of acquisition for customers.

Wireless services revenue already makes up for 23.3% of the group’s consolidated gross revenue, +3.0 p.p. compared to 1Q08 and +6.7 p.p. versus 2Q07. TNCP accounts for R$149 million, or 9.5% of the consolidated revenues from wireless services in 2Q08.

In the quarter, consolidated average revenue per user at Oi (TNL PCS) reached R$21.2 (TNL PCS), stable compared to 1Q08 (-0.5%) and slightly lower than in 2Q07 (-1.4%). ARPU at TNCP was R$29.0.

3.2) Operating Expenses

Operating expenses rose 18.5% in the quarter and 21.9% compared to the same period one year ago. About R$58 million of the total amounts to the consolidation of TNCP, without this, the item would have risen 16.4% in the quarter and 19.8% in 12 months.

In the quarter, the increase was generated mainly by bigger spending on “third-party services”, “marketing” and “other operating expenses”. Compared to the previous year, this growth is also related to the increase in spending on “third party services”, “other operating expenses”, “rent and insurance” and “Provision for Bad Debts”.

Table 4 – Breakdown of Operating Expenses

	Quarter					Half-Year
Item - R$ million	2Q07	1Q08	2Q08	QoQ	YoY	1H07	1H08	Chg. %

Interconnection	838	840	825	-1.8%	-1.6%	1,664	1,664	0.0%
Personnel	199	185	196	5.9%	-1.5%	378	381	0.8%
Materials	70	84	66	-21.4%	-5.7%	140	150	7.1%
Handset Costs/Other (COGS)	57	45	58	28.9%	1.8%	125	103	-17.6%
Third-Party Services	942	1,000	1,118	11.8%	18.7%	1,910	2,118	10.9%
Marketing	87	65	98	50.8%	12.6%	156	164	5.1%
Rent and Insurance	177	204	219	7.4%	23.7%	366	423	15.6%
Provision for Bad Debts	176	222	225	1.4%	27.8%	319	447	40.1%
Other Operating Expenses (Revenue), Net	216	196	561	186.2%	159.7%	560	757	35.2%

TOTAL	2,762	2,841	3,366	18.5%	21.9%	5,618	6,207	10.5%

Interconnection	838	840	825	-1.8%	-1.6%	1,664	1,664	0.0%
Handset Costs	57	45	58	28.9%	1.8%	125	103	-17.6%
Cost of Services	844	849	877	3.3%	3.9%	1,718	1,727	0.5%
Personnel	79	69	71	2.9%	-10.1%	130	140	7.7%
Third-Party Services	448	426	453	6.3%	1.1%	927	879	-5.2%
Materials	67	77	62	-19.5%	-7.5%	134	139	3.7%
Rent and Insurance	155	164	175	6.7%	12.9%	321	339	5.6%
Anatel Concession Contract	20	30	29	-3.3%	45.0%	55	59	7.3%
Other	74	83	88	6.0%	18.9%	150	171	14.0%
Selling Expenses	697	752	854	13.6%	22.5%	1,299	1,606	23.6%
Personnel	61	41	49	19.5%	-19.7%	101	90	-10.9%
Third-Party Services	356	408	465	14.0%	30.6%	695	873	25.6%
Marketing	87	65	98	50.8%	12.6%	156	164	5.1%
Materials	1	3	1	-66.7%	0.0%	1	5	400.0%
Other	16	11	15	36.4%	-6.3%	26	27	3.8%
Provisions for Bad Debts and Receivable write-off	176	222	225	1.4%	27.8%	319	447	40.1%
General and Administrative Expenses	215	290	332	14.5%	54.4%	485	621	28.0%
Personnel	59	75	77	2.7%	30.5%	146	152	4.1%
Third-Party Services	138	167	199	19.2%	44.2%	288	366	27.1%
Materials	2	3	3	0.0%	50.0%	5	6	20.0%
Rent and Insurance	22	40	44	10.0%	100.0%	44	83	88.6%
Other	(6)	5	9	80.0%	250.0%	2	15	650.0%
Other Operating Expenses (Revenue), Net	111	66	420	536.4%	278.4%	327	486	48.6%

Interconnection:

Interconnection costs followed the evolution of long-distance (VC-2 and VC-3) and local (VC-1) fixed-to-mobile traffic, registering reductions in relation to 1Q08 (-1.8%), as well as to 2Q07
(-1.6%).

Personnel:

Personnel costs rose 5.9% in the quarter (R$11 million) and were 1.5% lower than in 2Q07. Compared to the previous quarter, growth was mostly due to an increase in the number of personnel as a result of the consolidation of TNCP’s operations.

At the end of 2Q08, the number of employees totaled 10,363 (including 352 from TNCP), a 4.7% and 21.4% rise compared to 1Q08 and 2Q07. The rise in employees compared to 2Q07 stems additionally from the constitution of SEREDE (TMAR’s wholly owned company) in 3Q07 and the consolidation of Oi TV in 4Q07.

Handsets Costs and Others (COGS):

Handset costs and others (COGS) grew R$13 million compared to 1Q08 and remained unchanged compared to 2Q07 (+R$1 million). The increase seen in the quarter was generated mostly by the growth in sales of “sim card alone” in the pre-paid segment.

Third-Party Services:

Consolidated third-party services expenses rose both in the quarter and in the year (+11.8% and 18.7%, respectively). The main variations are as follows:

  Spending on plant maintenance rose 7.6% in the quarter and 12.3% in the year, mostly due to the expansion plan of the broadband plant (Oi Velox);

  Greater commissions in the quarter (+13.4%) and in the year (+45.9%) are a result of rising sales of Oi Mobile and Oi Velox, mainly related to the “Oi Ligadores” and “Oi Conta Total” campaigns;

  Increase in data processing expenses in the quarter (+27.9%) and in the year (+57.1%) basically due to a larger mobile and broadband user base;

  Spending on Call Center operations, 14.2% and 43.3% higher than those registered in 1Q08 and in 2Q07, respectively, due to the increase in the wireless services customer base (including TNCP);

  Higher consultancies and legal counsel expenses, especially due to non-recurring spending (R$18 million) associated with the acquisition of Brasil Telecom Participações’ control.

Table 5 – Breakdown of “Third-Party Services”

	Quarter					Half-Year
Item - R$ Million	2Q07	1Q08	2Q08	QoQ	YoY	1H07	1H08	YoY
Network Maintenance (COS - Cost of Services)	316	330	355	7.6%	12.3%	686	685	-0.1%
Sales Commissions and Expenses (Selling Exp.)	122	157	178	13.4%	45.9%	242	335	38.4%
Postage and Collection (Selling Exp.)	93	88	91	3.4%	-2.2%	178	179	0.6%
Electricity (COS / G&A)	89	87	89	2.3%	0.0%	174	176	1.1%
Data Processing (COS / G&A)	35	43	55	27.9%	57.1%	82	98	19.5%
Call Center Operations (Selling Exp.)	90	113	129	14.2%	43.3%	172	242	40.7%
Consulting and Legal Services (COS / G&A)	48	62	84	35.5%	75.0%	107	146	36.4%
Printing and Clearing (Selling Exp.)	16	16	25	56.3%	56.3%	32	42	31.3%
Others	132	105	111	5.7%	-15.9%	238	217	-8.8%
Total	942	1,000	1,118	11.8%	18.7%	1,910	2,118	10.9%

Marketing:

Spending on marketing rose R$33 million in 2Q08 and R$11 million year on year. In the quarter, this evolution is related to higher spending on media campaigns, production/creation, events, market research and sponsorships.

Provision for Bad Debts:

Provision for bad debts increased R$3 million, or 1.4% compared to the previous quarter. Compared to 2Q07, the R$49 million growth in provision for bad debts (+27.8%) is due to the impact of the adoption in 2Q07 of a more flexible credit policy for the sale of fixed accesses. The 2Q08 provision for bad debts represents 3.3% of total gross revenues.

Other Operating Expenses (Income):
Other operating expenses (income) jumped R$365 million (+186.2%) in the quarter and R$345 million (+159.7%) year on year, mainly by the following events:

  One-time effect of a R$315 million payment to extinguish lawsuits involving BRTP to make feasible the share purchase agreement for the acquisition of shareholding control at this company (Material Fact of April 25, 2008);

  Spending on contingencies R$13 million higher than in the previous quarter, although R$17 million lower than in 2Q07;

  Higher spending on taxes levied on other operating revenues, (R$9 million vs. 1Q08, and R$13 million vs. 2Q07);

  Fistel fee expenses rose by R$8 million compared to 1Q08 (+R$17 million in the year).

3.3) Other Consolidated Result Items

EBITDA:

Table 6 – EBITDA, Recurring EBITDA, EBITDA Margin and Recurring EBITDA Margin

	Quarter
	2Q07	1Q08	2Q08	2Q08 Recurring	Non-Reccuring		Recurring
					QoQ	YoY	QoQ	YoY
TNL Consolidated
EBITDA (R$ Mn)	1,596	1,649	1,311	1,644	-20.5%	-17.9%	-0.3%	3.0%
Margin %	36.6%	36.7%	28.0%	35.2%	-8.7 p.p.	-8.6 p.p.	-1.5 p.p.	-1.4 p.p.
TMAR Consolidated
EBITDA (R$ Mn)	1,601	1,668	1,322	1,655	-20.7%	-17.4%	-0.8%	3.4%
Margin %	36.7%	37.3%	28.4%	35.5%	-8.9 p.p.	-8.3 p.p.	-1.8 p.p.	-1.2 p.p.
Oi (TNL-PCS)
EBITDA (R$ Mn)	267	382	423	423	10.7%	58.4%	10.7%	58.4%
Margin %	25.9%	33.3%	34.6%	34.6%	1.3 p.p.	8.7 p.p.	1.3 p.p.	8.7 p.p.
TNCP
EBITDA (R$ Mn)	29	38	36	36	-5.3%	24.1%	-5.3%	24.1%
Margin %	24.1%	33.3%	28.9%	28.9%	-4.4 p.p.	4.8 p.p.	-4.4 p.p.	4.8 p.p.

Consolidated EBITDA reached R$1,311 million in the quarter, reflecting a reduction of 20.5% and 17.9% compared to 1Q08 and 2Q07, respectively. However, one must bear in mind that this amount includes negative, non-recurrent effects amounting to R$333 million, without which EBITDA would have totaled R$1,644 million, stable compared to the last quarter and 3.0% above the same period one year ago. Recurring EBITDA margin of 35.2% showed a 1.5 p.p. reduction compared to the 1Q08 (1.4 p.p. compared to 2Q07), mainly due to the performance of wireline services. TNCP had R$36 million EBITDA, which is reflected in TMAR’s and TNL’s consolidated results.

It must also be noted that the non-recurring adjustments mentioned previously amount to R$315 million in indemnification, paid to extinguish lawsuits involving BRTP aiming the acquisition of this company’s  control, in addition to R$18 million in consultancies and legal counsel spending also linked to this deal (registered as “third-party services”). This item influenced the consolidated TNL and TMAR numbers (consolidated and parent company) equally, in the amount of R$333 million.

In wireless services (TNL PCS), EBITDA reached R$423 million in the quarter, reflecting a rise of 10.7% and 58.4% compared to 1Q08 and 2Q07, respectively. EBITDA margin of 34.6% presented a growth of 1.3 p.p. in the quarter and 8.7 p.p. in the year. This result stems from the strategy of not subsidizing pre-paid headsets, focusing mainly on profitability.

EBIT in 2Q08 would have been R$942 million before non-recurring effects.

Table 7 – EBITDA x EBIT x Net Earnings

	Quarter			Half-year
R$ million	2Q07	1Q08	2Q08	1H07	1H08
EBITDA	1,596	1,649	1,311	3,045	2,960
Depreciation and Amortization	(640)	(650)	(703)	(1,298)	(1,353)
EBIT	956	998	609	1,747	1,607
Equity Accounting	13	53	(47)	10	5
Net Financial (Income) Expenses	(148)	(144)	(27)	(307)	(170)
Non-operating Expenses	9	4	8	12	12
Minority Interest	(99)	(105)	(68)	(177)	(172)
Income Tax and Social Contribution	(264)	(321)	(226)	(473)	(547)
Net Earnings	468	486	249	810	734

Net Financial Income (Expenses):

Consolidated net financial expenses equaled R$27 million or R$117 million lower than 1Q08 and R$121 million below 2Q07, as detailed below:

Table 8 – Net Financial Income (Expenses)

	Quarter			Half-year
R$ Million	2Q07	1Q08	2Q08	1H07	1H08
Financial Income	195	257	250	427	507
Interest on financial investments	96	147	160	206	307
Other financial income	99	110	90	221	200
Financial Expenses	(343)	(401)	(277)	(734)	(677)
Interest on loans and financing	(159)	(157)	(201)	(331)	(358)
Foreign exchange effect on loans and financing	(32)	(109)	72	(78)	(37)
Monetary and Exchange Variations	203	(122)	330	320	209
Currency Swap Results	(235)	12	(258)	(398)	(246)
Other Financial Expenses	(152)	(134)	(148)	(325)	(283)
Banking Fees (including CPMF)	(67)	(32)	(30)	(127)	(62)
Interest on rescheduled taxes (Refis)	(14)	(13)	(12)	(29)	(25)
Monetary restatement of provisions for contingencies	(56)	(63)	(68)	(137)	(131)
IOF, PIS and Cofins taxes on financial income	(2)	(5)	(8)	(3)	(13)
Others	(13)	(21)	(30)	(30)	(51)
Net Financial Income (Expenses)	(148)	(144)	(27)	(307)	(170)

Consolidated financial revenues were lower than those in the previous quarter by R$7 million. Despite the increase in interest on financial investments by R$ 13 million (higher average cash balance) other financial revenues fell, mainly those related to the monetary restatement of other assets.

Financial expenses were R$124 million lower than in 1Q08, as detailed below:

  Interest on loans and financings rose R$44 million, basically due to the loan borrowed at the end of May 2008 from Banco do Brasil (R$4.3 billion).
  Foreign exchange effect on loans and financings positive by R$72 million in 2Q08 with revenues rising R$181 million in the quarter, due to:

(a) Net positive results of R$330 million due to foreign exchange gains over debt (R$332 million), given the appreciation of the Real versus the U.S. Dollar and the Japanese Yen, and monetary variation expenses of R$2 million;

(b) Losses amounting to R$258 million with foreign exchange hedging, due to losses of R$202 million from foreign exchange variations and R$56 million expenses with CDI-based interest.

(iii) Other financial expenses were R$14 million higher compared to 1Q08 mainly due to the increase in monetary restatement of provisions for contingencies (R$5 million), taxes on financial revenues, mostly IOF (R$3 million) and “Other” (R$9 million), this last one related, especially to registration of the present value adjustment of the authorization debt (2G and 3G licenses).

Depreciation/Amortization

Depreciation and amortization in wireline services totaled R$485 million in the quarter, 2.8% higher than in 1Q08 and 5.4% above the same period of last year.

The 21.5% rise in wireless services depreciation compared to 1Q08 amounts to the consolidation of TNCP, which generated an addition of R$27 million to this item. The 23.3% increase in “License/Deferred Amortization” was due to the accounting of 3G licenses in Regions I and III, during the month of April, which were acquired at the end of 2007 in the amount of R$867 million.

Table 9 – Depreciations and amortizations

	Quarter					Half-Year
R$ million	2Q07	1Q08	2Q08	QoQ	YoY	1S07	1S08	Chg. %
Fixed Line / TNL	460	472	485	2.8%	5.4%	939	957	1.9%
Depreciation	441	470	480	2.1%	8.8%	903	950	5.2%
Amortization of Goodwill	19	2	5	150.0%	-73.7%	36	7	-80.6%
Mobile Business	180	178	217	21.9%	20.6%	359	395	10.0%
Depreciation	142	135	164	21.5%	15.5%	283	299	5.7%
License/Deferred Amortization	38	43	53	23.3%	39.5%	76	96	26.3%
Total	640	650	702	8.0%	9.7%	1,298	1,353	4.2%

Net earnings

Consolidated net earnings of R$249 million were 48.8% and 46.8% lower than the previous quarter and the second quarter of 2007. The variation in 2Q08 in relation to 1Q08 was mainly due to:

  Reduction in the EBITDA by R$338 million, due to non-recurring expenses of R$333 million;

  Increase of R$52 million in depreciation/amortization expenses;

  Transfer of Exploitation Profit registered in 1Q08 as Shareholders’ Equity -  Tax incentive reserves, of TMAR and TNL PCS, to Unrealized Earnings (Liabilities) as established in CVM Instruction # 469/08, which led to a negative adjustment in the equity account result of TNL of R$100 million vs. 1Q08;

  Positive effect of R$117 million related to lower financial expenses in the quarter;

  The net increase in the above mentioned expenses was partially offset by lower Income Tax and Social Contribution expenses, lower Minority Interest expenses and other non-operating revenues (R$136 million).

Net earnings at TMAR parent company reached R$375 million influenced by the non-recurring negative effects of R$333 million, reflecting reduction of 35.5% compared to 1Q08, with a 10.4% margin. Oi (TNL PCS) had R$155 million net earnings in the quarter, 0.6% and 52.0% above 1Q08 and 2Q07.

Table 10 – Net Earnings

	Quarter					Half-Year
	2Q07	1Q08	2Q08	QoQ	YoY	1H07	1H08	YoY
TNL Consolidated
Net Earnings (R$ Mn)	468	486	249	-48.8%	-46.8%	810	734	-9.4%
Net Margin	10.7%	10.8%	5.3%	-5.5 p.p.	-5.4 p.p.	9.4%	8.0%	-1.4 p.p.
Earnings per Share (R$)	1.223	1.271	0.650	-48.9%	-46.9%	2.120	1.921	-9.4%
Earnings per ADR (US$)	0.617	0.732	0.393	-46.3%	-36.3%	1.037	1.133	9.3%
TMAR Consolidated
Net Earnings (R$ Mn)	545	582	375	-35.6%	-31.2%	982	958	-2.4%
Net Margin	12.5%	13.0%	8.1%	-4.9 p.p.	-4.4 p.p.	11.3%	10.5%	-0.8 p.p.
Earnings per Share (R$)	2.284	2.442	1.575	-35.5%	-31.0%	4.114	4.017	-2.4%
Oi (TNL-PCS)
Net Earnings (R$ Mn)	102	154	155	0.6%	52.0%	148	309	108.8%
Net Margin	10.0%	13.4%	12.7%	-0.7 p.p.	2.7 p.p.	7.3%	13.0%	5.7 p.p.
TNCP
Net Earnings (R$ Mn)	-4	4	0	NA	NA	-10	4	140.0%
Net Margin	-	3.2%	-	NA	NA	-	1.5%	NA

4) Debt, Capex and Cash Flow

4.1) Debt

Consolidated gross debt reached R$13,129 million as a result of loans taken out in 2Q08. Having ended the second quarter with a R$7,430 million cash balance, consolidated net debt resulted in R$5,699 million (+R$3,202 million), accounting for 88.8% of EBITDA in the last 12 months. In addition to the higher operating investments carried out during the quarter, the increase in net debt was mainly due to: (i) the acquisition of BRTP and BRTO preferred shares (R$2,323 million); (ii) the purchase of shareholding control of TNCP (R$151 million); (iii) the first installment of 3G licenses (R$87 million); (iv) total payment of R$333 million to cancel lawsuits involving BRTP, as well as consultancies and legal counsel services directly linked to the acquisition of the shareholding control of this Company.

Considering the total gross debt (R$13,129 million), 5.4% is exposed to volatility in the Dollar/Real and Yen/Real exchange rates. The average cost of the debt in the first half stood at 90.7% of the CDI, after the effects of foreign exchange hedging.

Table 11 - Debt (end of period)

R$ million	Jun/07	Sep/07	Dec/07	Mar/08	Jun/08	% Gross Debt
Short Term	1,873	1,713	2,036	2,100	2,175	16.6%
Long Term	6,603	7,670	7,354	6,878	10,954	83.4%
Total Debt	8,476	9,382	9,390	8,978	13,129	100.0%
In Local Currency	4,404	5,164	5,248	5,149	9,503	72.4%
In Foreign Currency	2,628	2,943	2,826	2,752	2,452	18.7%
Swaps	1,444	1,275	1,316	1,076	1,174	8.9%
(-) Cash and ST investments	(4,470)	(6,257)	(6,710)	(6,481)	(7,430)	56.6%
(=) Net Debt	4,006	3,126	2,681	2,497	5,699	43.4%

In May 2008, TMAR borrowed R$4,300 million by means of a Bank Credit Certificate (“Cédula de Crédito Bancário”) through Banco do Brasil, aimed at the future acquisition of indirect control of BRT, and Public Acquisition Offers held in Brazil. The all in cost of this borrowing, is approximately CDI + 1.80% p.a., with a total tenor of 8 years, half-yearly interest payments (May 2010 until May 2016) and principal due in 7 yearly installments starting May 2010.

Additionally, TMAR filed on June 30 2008 with CVM a request to register an issuance of Commercial Papers in the total amount of R$3.6 billion at a cost of CDI + 1.60% p.a. The operation has Itaú, Bradesco and Santander/ABN as coordinators. It has a one-year tenor and can be rolled over for an additional year.

In the previous quarter, TMAR borrowed an additional R$20 million through the private issuance of debentures (at IPCA inflation + 0.5% per annum), aiming to finance the expansion of wireless services in the Minas Gerais State ("Minas Comunica Project").

The maturity of gross debt remains well distributed across the coming years, without any concentration of payments. The existing cash balance (R$7,430 million) is enough to pay 84% of the debt maturing until 2012.

Table 12 – Schedule for the Amortization of Gross Debt

(R$ million)	2008	2009	2010	2011	2012	2013 onwards	Total
Gross Debt amortization	1,341	1,523	1,677	2,997	1,255	4,336	13,129

4.2) Capital Expenditure

Consolidated capital expenditure equated to R$1,787 million in the quarter, of which R$536 million in the wireline segment and R$1,251 million in the wireless segment, 30% and 70%, respectively. Capital expenditure in 2Q08 was R$1,140 million higher than 1Q08 and R$1,400 million above 2Q07. The wireless segment contributed to 97.3% of the growth in this quarter.

Capex in this segment amounted to R$1,251 million in the quarter, rising R$1,109 million compared to 1Q08, especially due to investments in the implementation of the 3G project in Regions I and III, and 2G in Region III, including the accounting of PCS (3G) licenses in areas within Regions I and III of the PGA (General Authorization Plan) in the amount of R$867 million. It is worth noting that despite registering the total amount related to the license, the cash disbursement in this quarter was only R$87 million (10% of the value of the license).

In the wireline segment, Capex in 2Q08 was 6.1% and 65.9% higher than in 1Q08 and 2Q07, mainly due to growth in investments related to quality and contract obligations related to voice services and number portability. Compared to 2Q07, additional investments were made in the expansion of coverage and in the increase in transmission capacity of the broadband platform.

Table 13 – Capital Expenditure

	Quarter					Half-Year
R$ million	2Q07	1Q08	2Q08	QoQ	YoY	1H07%		1H08%
Wireline	323	505	536	6.1%	65.9%	602	82%	1,040	43%
Growth & Quality	95	130	204	56.9%	114.7%	197	27%	334	14%
Data / Communic. Systems / Other	227	375	331	-11.7%	45.8%	404	55%	706	29%
Wireless	64	142	1,251	781.0%	1854.7%	129	18%	1,393	57%
TOTAL	387	647	1,787	176.2%	361.8%	730	100%	2,434	100%

4.3) Cash Flow

Free cash flow net of investments was negative by R$2,408 million in the quarter. Performance in 2Q08 was influenced mainly by the following:

  Disbursements stemming from the direct acquisition of BRTP and BRTO preferred shares on Bovespa, in the amount of R$2,323 million, by means of indirect subsidiaries of TMAR, Copart 2 and Copart 1, respectively. Such acquisitions were announced in a timely manner to the market in compliance with CVM Instruction 358/02.

  Payment carried out by TMAR in the amount of R$315 million to cancel litigations involving BRTP, as announced in a Material Fact on April 25 2008, added by R$18 million related to legal counsel spending also linked to this negotiation.

  Payment by TNL PCS of 10% of the amount of the licenses for the exploration of SMP (3G) in areas in Regions I and III of the PGA, in the amount of R$87 million.

  Acquisition of control of Tele Norte Celular Participações on April 3, 2008, in the amount of R$151 million.

In addition to the above, higher disbursements with operating investments compared to 1Q08 and to 2Q07, aimed at portability and the expansion of coverage and the increase in the transmission capacity broadband platform.

Table 14 – Cash Flow

	Quarter			Half-Year
R$ million	2Q07	1Q08	2Q08	1S07	1S08
(i) Cash Flow from operating activities	1,169.1	1,138.0	2,075.4	2,362.7	3,213.4
Net income for the period	467.5	485.7	248.7	810.3	734.4
Minority interest in results of operations	98.5	104.8	67.6	177.4	172.4
Adjustments to reconcile net income to net cash:	966.9	1,099.5	1,058.2	2,083.2	2,157.7
Interest and monetary variation on loans and financing	140.7	299.2	39.7	342.7	338.9
Depreciation/Amortization	640.2	650.3	702.6	1,297.9	1,352.9
Contingency Provisions	168.9	142.1	205.3	407.4	347.4
Other	17.1	7.9	110.7	35.2	118.6
Change in Working Capital	(363.8)	(551.9)	700.9	(708.2)	148.9
(ii) Cash flow from investing activities	(386.0)	(654.5)	(4,483.6)	(738.1)	(5,138.1)
Cash Flow after investing activities	783.2	483.5	(2,408.2)	1,624.6	(1,924.7)
(iii) Cash flow from financing activities	(471.7)	(711.9)	4,111.3	(1,436.5)	3,399.4
Cash Flow after financing activities	311.5	(228.4)	1,703.1	188.1	1,474.7
Payment of Dividends and Interest on Capital	(404.2)	(0.2)	(754.5)	(405.6)	(754.8)
Increase (decrease) in cash and banks	(92.8)	(228.6)	948.6	(217.5)	720.0
Cash and banks at the beginning of the period	4,562.5	6,709.7	6,481.1	4,687.2	6,709.7
Cash and banks at the end of the period	4,469.7	6,481.1	7,429.7	4,469.7	7,429.7

5) Recent Events

5.1) BRTP operation – events related to the acquisition of BRTP

i) Credit Suisse First Boston was selected as Agent in the proposal for the acquisition of shareholding control of BRTP and BRTO by TMAR (April 25 2008);

ii) Announcement on the conclusion of negotiations and details on the operation in a Material Fact (April 25 2008);

iii) Disclosure of Public Hearing of the final document on General Plan of Concession (“Plano Geral de Outorgas”) on June 17 2008 – conclusion expected on August 1;

iv) Borrowing of de R$4.3 billion in CCBs as the first funding stage for the operation (May 2008);

v) Acquisition of preferred shares in BRTP and BRTO directly in the market (May and June 2008);

vi) Voluntary Tender Offer for the acquisition of up to one third of BRTP and BRTO preferred shares free float (July 22 2008).

5.2) ACQUISITION OF PREFERRED SHARES of BRASIL TELECOM PARTICIPAÇÕES S.A. (BRTP4) AND BRASIL TELECOM S.A. (BRT04) via VOLUNTARY tender Offers and directly at the bovespa

By means of two indirect subsidiaries (Copart 1 and Copart 2), TMAR acquired on July 22, 2008, 13,366,365 Brasil Telecom S.A. (“BRTO”) preferred shares (R$313,040,268 million, R$23.42/share) and 20,826,442 Brasil Telecom Participações S.A. (“BRTP”) shares (R$634,581,688 million, R$30.47/share) in the Voluntary Tender Offer auctions in compliance with the Material Fact of April 25, 2008 about the intention to acquire 1/3 of BRTP4 and BRTO4 free float.

During May and June, Copart 1 acquired on Bovespa 55,819,400 BRTP4 shares (R$1,425.2 million, average price of R$25.53/share) and Copart 2 acquired 45,590,200 BRTO4 shares (R$897.8 million, average price of R$19.69/share). Following these acquisitions and considering the prices in the Voluntary Tender Offers, the Company saved about R$445.6 million.
As a result of the acquisitions carried out both on Bovespa and in the Voluntary Tender Offers, Telemar Norte Leste now indirectly owns 58,956,565 of BRTO preferred shares and 76,645,842 BRTP preferred shares, accounting for 18.9% of the total preferred shares and 10.5% of BRTO’s capital and 33.3% of the preferred shares and 21.1% of the capital of BRTP, respectively. The cost of acquiring the shares in BRTO was R$1,211 million and R$2,060 million for the BRTP shares.

Given that the offers for sale of BRTO and BRTP preferred shares exceeded the number of preferred shares that Copart 1 and Copart 2 were willing to acquire in the auctions, an apportionment was measured among the shareholders participating in the Voluntary Tender Offers: (i) for each 100 BRTO preferred shares tendered in the respective Share Offer, around 18 preferred shares in BRTO were acquired; and (ii) for each 100 preferred shares in BRTP, tendered, around 16 preferred shares in BRTP were acquired.

5.3) VOLUNTARY tender OFFER FOR TELE NORTE CELULAR PARTICIPAÇÕES S.A. PREFERRED SHARES

On July 18 2008, Telemar Norte Leste S.A. (TMAR) announced the Public Selection Process for the voluntary share purchase (Tender Offer) for the acquisition of Tele Norte Celular Participações S.A (TNCP4) preferred shares. The auction will take place on Bovespa on August 19, 2008 at a price of R$33.00 per share. TMAR is willing to acquire 4,205,491 preferred shares representing 99.91% of the total of preferred shares (62.75% of the total capital of TNCP).

On December 20 2007, TMAR disclosed a Material Fact informing the signing of a Share Purchase Agreement with Vivo Participações S.A. for the acquisition of common and preferred shares issued by TNCP, which Telpart Participações S.A. (“Telpart”) committed to sell and transfer to Vivo Participações. On March 6 2008, the Bidder filed a new Material Fact informing the authorization, by Anatel, for the acquisition of the shares in TNCP, as well as communicating its intention to carry out voluntary tender offers aimed at the acquisition of up to all of the outstanding preferred shares in TNCP and in Amazônia Celular S/A. On April 3 2008, a new Material Fact was published informing the conclusion of the acquisition of ON shares, representing shareholder control of TNCP.

5.4) Interest on Capital related to fiscal 2008

TMAR – R$495 million

a) On July 31 2008, TMAR's Board of Directors deliberated on the announcement of Interest on Capital to shareholders, which will be added to dividends related to fiscal 2008 in the amount of R$495,326,603.75, which equal the following amounts per share:

(i) common shares (TMAR3); Interest on Capital will be added in the gross amount of R$1.9702/share (net R$1.6747/share), totaling R$210,935,705.83

(ii) class "A" preferred shares (TMAR5); Interest on Capital will be added in the gross amount of R$2.1671/share (net R$1.8420/share), totaling R$282,294,670.14

(iii) class "B" preferred shares (TMAR6), Interest on Capital will be added in the gross amount of R$1.9702/share (net R$1.6747/share), totaling R$2,096,227.78

The shares will then be traded "ex-Interest on Capital" on Bovespa starting August 18 2008, based on the shareholder structure of August 15 2008.

TNLP – R$279 million

a) TNL Directors also deliberated on July 31 2008 about Interest on Capital to shareholders added to dividends related to fiscal 2008 in the amount of R$279,300,198.01. Common shares (TNLP3) and preferred shares (TNLP4) will receive gross R$0.7306/share and net R$0.6210/share. The shares will then be traded "ex-Interest on Capital" on Bovespa starting August 18 2008, based on the shareholder structure of August 15 2008.

The date for the payment of both (Interest on Capital and dividends) will be set as deliberated by the Company's decision makers, in a proposal to be approved until April 30 2009.

5.5) SIGNING OF 3G CONTRACT

On April 30, 2008 the Official Gazette published the formalization of the signature of a contract that enables TNL PCS S.A. to use radio frequencies in third generation bands (3G) to exploit Mobile personal Services – PCS in the areas of Regions I and II of the General Plan of Authorizations. At that time, R$86.7 million were paid, which is equivalent to 10% of the license values. The remaining 90% shall be paid in December with no monetary correction.

In December 2007 Oi (TNL PCS) was declared the winner bidder for the commercial proposal for five of the 36 third generation (3G) frequency packets, in Anatel’s auction encompassing the 16 states of the Region where the Company operates, as well as the whole State of São Paulo, excluding the region of Franca.

5.6) Public hearing – Proposal for the revision of the General Plan of concessions related to services rendered in the public system

Anatel disclosed two Public Hearings on June 17 2008, one of which about the proposal for the revision of the General Plan of Concessions on Services Rendered in the Public System (“PGO”) and another about the General Plan for Updating the Regulation (“PGR”).

The revised “PGO” document suggested changes to regulation, which removes the restrictions on one economic group owning concessions by the STFC in more than one Region in the General Plan of Concessions. Such alteration, if approved as in the final version of the document, might permit the acquisition of Brasil Telecom by TMAR.

Regarding the “PGR”, Anatel attempted to establish a plan to foresee the actions that might be taken by Anatel in the short, medium and long terms aimed at updating the regulation. These changes and revisions to the rules had already been expected by the market and each will be preceded by a Public Consultation, which will allow companies and the society to question it before it is enacted.

Specifically in regard to the “PGO”, due to its legal provisions and after analyzing all received contributions, Anatel will forward the proposal to the Communications Ministry, which will analyze it in order to enact it via Presidential Decree.

5.7) TARIFF READJUSTMENTS

On July 24 Telemar Norte Leste readjusted tariffs for local services (traffic and subscription) by 2.76%, according to Anatel’s homologation.

To calculate the readjustment, the rules of the concession contract consider 2.76% the maximum readjustment of the basket for Telemar, resulting from the variation of the Telecommunication Services Index (“IST”) of 4.46% from May 2007 to May 2008 and applying the average X Factor (Productivity Factor) of 1.62% for 2007 and 2008 as a tariff deflator.

The local interconnection tariffs (TU-RL) and Fixed to Mobile (VC1, VC2, VC3) tariffs were readjusted by 2.76%, and the mobile interconnection tariff was readjusted by 1.89%.

To view the full text of the official report with the new tariff values access here:
http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/comunicados/2008%2007%2023_Comunicado%20ao%20Mercado%20TNL%20-%20Reajuste%20de%20Tarifas.pdf

5.8) TMAR’s new financing contracts

Nordic Investment Bank - NIB

On July 1 2008, TMAR signed a loan agreement with the Nordic Investment Bank in the amount of US$250 million aimed at financing part of the investments in the year. The disbursement took place on July 17 and interest will be paid half-yearly, from January 2009 until July 2018. Principal will be paid in seventeen annual installments starting July 2010. The average cost of the loan is Libor + 0.95% p.a..

Finish Export Credit - FINNVERA

In June 2008, TMAR signed a loan agreement with the Finnish Export Credit in the amount of US$300 million, aimed at financing part of the investments in the year. Disbursements will be made at the same pace as investments are made in the year. Interest payments will be due half-yearly, from December 2008 until 2018, and principal will be paid in seventeen annual installments starting in 2010. The average cost of the loan is Libor + 1.07% p.a..

5.9) BOARD OF DIRECTORS AND AUDIT COMMITTEE – TNL, TMAR, TNCP e AMZ

On May 20, two TNL Extraordinary General Meetings took place. In the first meeting new members of the Board of Directors were elected, as well as new members of the Audit Committee at TNL for the term of office completion. On the same date the increase in the number of members composing the Management Board to up to 13 (thirteen) members instead of 11 (eleven) members was approved.

TNL - Board of Directors
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati
Pedro Jereissati	Roberto Schneider
Otávio Marques de Azevedo	Lúcio Otávio Ferreira
Caio Marcelo de Medeiros Melo	Joaquim Dias de Castro
Fernando Magalhães Portella	Carlos Jereissati
Álvaro Furtado de Andrade	João José de Araújo Pereira Pavel
João Pedro Amado Andrade	Rodrigo Werneck Gutierrez
Armando Galhardo Nunes Guerra Junior (*)	Paulo Roberto Teixeira (*)

    (*) Licensed members

TNL – Audit Committee
Effective	Substitute
Sergio Bernstein (President)	Sidnei Nunes
Allan Kardec de Melo Ferreira	Dênis Kleber Gomide Leite
Fernando Linhares Filho	Aparecido Carlos Correia Galdino
Pedro Julio Pinheiro (Minority)	Dílson de Lima Ferreira Júnior (Minority)
Ricardo Malavazi Martins (Preferred)	Marcelo Andreetto Perillo (Preferred)

TMAR - Board of Directors
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
José Luís Magalhães Salazar	Otávio Marques de Azevedo
Julio Cesar Pinto	João José de Araújo Pereira Pavel
Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati
João Carlos de Almeida Gaspar (Preferred)	Claudio José Carvalho de Andrade (Preferred)

TMAR - Audit Committee
Effective	Substitute
Sérgio Bernstein (President)	Sidnei Nunes
Fernando Linhares Filho	Denis Kleber Gomide Leite
Marcos Duarte Santos (Preferred)	Gustavo Fernandes Moraes (Preferred)

TNCP - Board of Directors
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati
José Luís Magalhães Salazar	Otávio Marques de Azevedo
Julio Cesar Pinto	João José de Araujo Pereira Pavel
Paulo Conte Vasconcellos (Preferred)	Luiz Alberto de Castro Falleiros (Preferred)

TNCP - Audit Committee
Effective	Substitute
Allan Kardec de Melo Ferreira (President)	Denis Kleber Gomide Leite
Aparecido Carlos Correia Galdino	Sidnei Nunes
Ruy Flacks Schneider (Preferred)	Marcos Duarte Santos (Preferred)

AMZ - Board of Directors
Effective	Substitute
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira
Luiz Eduardo Falco Pires Corrêa	Pedro Jereissati
José Luís Magalhães Salazar	Otávio Marques de Azevedo
Julio Cesar Pinto	João José de Araujo Pereira Pavel
Rafael Rodrigues Alves da Rocha (Preferred)	Ana Paula Rocha de Souza (Preferred)

AMZ - Audit Committee
Effective	Substitute
Aparecido Carlos Correia Galdino (President)	Sidnei Nunes
Denis Kleber Gomide Leite	Allan Kardec de Melo Ferreira
Antônio Carlos da Silva Estêvão (Preferred)	Carlos Alberto Pereira da Rocha (Preferred)

5.10) FILING OF 20-F REPORT

TNE and TNCP filed on May 6, 2008 and June 20, 2008, respectively, its annual "Form 20-F" related to the fiscal year ended December 31, 2007 with SEC (Securities and Exchange Commission) and CVM.

To view the report in English, access below:

TNE

http://www.novaoi.com.br/ArquivosEstaticos/RI/documentos/relatoriosfinanceiros/20F_%20TNL_%202007_Ingles.pdf

TNCP

http://telenorte.infoinvest.com.br/docs/555_TNCP_20F_2007_final.pdf

5.11) Law # 11,638/2007 – regarding the elaboration and disclosure of financial statements

On December 28 2007, Law # 11,638 was constituted, which changes Corporate Law – Law # 6,404/76. The aforementioned law establishes many changes to the elaboration of financial statements, aiming to align them with international accounting principles and attributes to the CVM the power to issue norms for exchange-listed Companies.
The changes introduced by the Law are: (i) possibility of including tax bookkeeping in merchant bookkeeping, segregating merchant statements from tax statements; (ii) creation of the sub-group Adjustment of Equity Assessment in shareholders’ equity; (iii) regulation of the criteria to assess and classify financial instruments; (iv) recognition of assets and liabilities resulting from leasing operations; (v) obligatoriness of assessing degree of recovery of non-current assets; (vi) obligatoriness of having new assets marked to market in cases of acquisitions, merger or spin offs.
The differences in accounting principles introduced by Law 11,638/2007, which were registered in the financial statements of June 30 2008 are: (i) criteria to recognize donations and grants for investment in specific account related to future results and (ii) the adjustment at present value for long-term asset and liabilities-related operations and for the relevant short-term ones, applied to liabilities with Anatel related to recently-acquired 2G and 3G licenses.
For the remaining alterations introduced by Law 11,638/2007 and not yet accounted for, given that those depend on regulation to be issued by the CVM, the table below shows the effects estimated for: (i) adjustments in compensation based on shares; (ii) leasing operations; e (iii) adjustments in the fair value of derivatives.

TNE Consolidated – 1° Semester, 2008
(R$ million)	Account Balance	Account Balance after implementation effect by Law 11,638/07	Adaptation Effects
Shareholders’ Equity	11,408	11,448	40
Net Earnings	734	718	(16)

5.12) OI: NEW CONTRACTS, PRODUCTS AND SERVICES

Launch of “Oi conta total Profissional”

Within the strategy of convergence for all segments in which the Company acts, Oi launched “Oi Conta Total Professional” on April 24. It is the first product offered to both micro and small sized businesses.

Available in two versions, “Oi Conta Total Profissional 1” and “Oi Conta Total Profissional 2”, the service includes mobile, fixed and inter-state telecommunications, as well as broadband internet access in one bundle. This enables the customer to save up to 30% depending on his/her usage pattern. Also, the customer will have all the services included in the same bill.

Oi Develops The First Mobile Check-In Project in Brazil for GOL

On June 2, Oi and GOL began using the first mobile check-in solution in Brazil. GOL's Mobile check-in, which was launched by the airline at the Santos Dumont airport in Rio de Janeiro, is a solution developed by Oi. It allows the user to get the boarding pass to his/her mobile phone, offering the user extra comfort and optimizing the airline's operations. Customers with pre-paid and post-paid Oi plans who fly on the Rio-São Paulo route receive the information regarding their check-in in a bar coded SMS message. This prevents them from arriving at the airport hours before departure.

By developing another pioneering solution in the country's mobile telecommunications market, Oi reasserts its strategy of offering the most comprehensive converging solutions for the corporate market.

Oi Launches Oi TV, Offering Innovative Services and Convergent Bundles

Last April, Oi replaced the Way brand in its TV and internet business in Minas Gerais. Oi now offers the first bundles with quadri-play offers in Brazil, including fixed and mobile telecommunications, internet and TV. Besides the offers, the company has launched the Oi Channel (31), which focuses mainly on music, relationships and interactivity. Like the radio station Oi FM, the channel is intended to be the most interactive in Brazil. In additional to having access to Oi TV's channel, the subscriber/customer will be able to download ringtones of the clips he/she watches. He/she will enable the company to send him/her reminders, and to evaluate the schedule via mobile phone through text messages (SMS).

Oi acquired Way TV in July 2006 for R$132 million. The transaction strengthens Oi's pioneering strategy of offering convergent communications service bundles. It was given the approval by the National Telecommunications Agency (Anatel) in October 2007. In November, the company launched the Oi TV brand for its audiovisual content distribution services.

Oi Launches Plan that Gives Discounts on Inter-State Mobile Phone Calls

In June, Oi launched alternative minutes-based plans for long distance calls to mobile phones made from land lines – “31 Simplificado Móvel". The plans allow the customer to call any mobile phone in Brazil with a uniform tariff at any time, on any day of the week. Minutes not used in a given month will be valid for the two following months.

In the “31 Simplificado Móvel", there are three minutes-based options: 10 (for R$7.90), 31 (for R$23.30) and 62 (for R$44.90). Customers who choose the 62 minute plan get 100 minutes for local fixed-to-fixed calls per month, for three months. The amounts do not include taxes, which differ from state to state. These offers are available for all areas in which Oi is active.

Oi also offers alternative minutes-based plans for long distance calls (domestic and international) between land lines – the simplified DDI (Portuguese Acronym for Direct International Call) 31 and the simplified DDD (Portuguese Acronym for Direct Long Distance Calling) 31.

Oi launches the Ligador Campaign on Oi Fixed and Oi Mobile

On July 29, Oi launched a new “Oi Ligadores” campaign, a promotion that converges with Oi Fixed and Oi Mobile. From R$25.90 monthly, the client is entitled to 200 bonus minutes to talk on Oi Fixed (local calls from a Fixed Oi to any Fixed) for 4 months and a “Oi Cartão Total” chip with R$100.00 credit to talk on Oi Mobile for 12 months (local Oi-Oi and Oi-Fixed Oi calls). The offer has R$1.00 worth of automatic recharge, which is needed in order for the R$100.00 “Oi Cartão Total “chip bonus to be credited.

The subscription to the “Oi Fixo Controle” plan (containing 80 minutes) costs R$24.90 per month. The subscription to “Oi Fixo Economia” (containing 60 minutes) costs the same as “Oi Fixo Controle”, i.e. R$24.90 monthly. From the 13th month on, the “Oi Fixo Economia” subscription will be R$29.90 per month. The amounts are subject to changes. The promotion is valid until August 19 2008 and is aimed at consumers who do not make calls frequently and also at the lower yield public. Customers from all states where Oi operates (Region I), in the retail market, may join the promotion, except for Amazonas, Amapá and Roraima.

6) Financial Statements

6.1) Tele Norte Leste Participações - TNLP Consolidated

R$ Million
Income Statement	2Q07	1Q08	2Q08	1H07	1H08
Wireline Services Revenues	5,181.7	5,143.3	5,176.4	10,355.0	10,319.7
Local Services	2,922.4	2,784.0	2,724.2	5,846.5	5,508.1
Subscription Charges	1,736.7	1,719.3	1,706.4	3,441.9	3,425.7
Local Traffic	474.9	362.7	328.6	990.6	691.3
Installation Fees	23.3	21.6	20.5	46.2	42.1
Collect Calls	3.6	1.4	1.3	7.9	2.7
Other Local Revenues	0.1	0.0	0.1	0.4	0.1
Fixed-to-Mobile (VC1)	683.9	678.9	667.3	1,359.5	1,346.2
Long Distance	893.7	927.4	1,024.4	1,812.6	1,951.8
Intra-State	412.6	426.4	489.2	842.4	915.7
Inter-State	109.6	102.4	97.8	220.9	200.2
Inter-Regional	167.0	174.9	212.5	337.0	387.4
International	17.7	16.1	16.0	40.6	32.1
Fixed-to-Mobile (VC2 and VC3)	186.8	207.5	208.9	371.7	416.4
Advanced Voice	61.1	53.2	53.7	120.5	106.9
Public Telephones	281.7	211.5	149.3	583.9	360.8
Additional Services	159.8	169.2	164.7	303.7	333.9
Network Usage Remuneration	146.4	155.9	172.2	296.4	328.1
Data Transmission Services	715.9	809.0	851.2	1,390.0	1,660.2
ADSL (Velox)	274.6	319.4	338.8	540.6	658.2
Leased Lines (EILD)	124.7	150.1	149.9	254.8	300.0
Leased Lines (SLDD/SLDA)	62.5	59.4	65.4	125.5	124.8
IP Services	90.1	91.3	86.8	165.6	178.2
Packet switch and frame relay	71.4	77.9	75.2	133.8	153.2
Other Data Services	92.6	110.8	135.1	169.7	245.8
Other Wireline Services	0.8	33.2	36.6	1.4	69.9
Wireless Services Revenues	1,027.9	1,307.5	1,575.9	2,018.0	2,883.4
Subscription Charges	218.7	292.5	334.8	425.9	627.3
Outgoing Calls	388.8	524.2	666.8	762.9	1,191.0
Domestic/International Roaming	27.0	33.4	35.2	55.9	68.6
Network Usage Remuneration	265.4	297.7	356.7	525.1	654.4
Data / Value Added Services	66.0	111.3	130.2	132.2	241.4
Handset Sales	62.0	48.4	52.2	116.1	100.6
Gross Operating Revenue	6,209.6	6,450.9	6,752.3	12,373.0	13,203.1
Taxes and Deductions	(1,852.0)	(1,961.4)	(2,075.4)	(3,710.1)	(4,036.8)
Net Operating Revenue	4,357.6	4,489.4	4,676.9	8,662.9	9,166.3
Operating Expenses	(2,761.9)	(2,840.9)	(3,365.8)	(5,617.9)	(6,206.7)
Cost of Services	(843.7)	(849.2)	(877.4)	(1,717.6)	(1,726.6)
Cost of Goods Sold	(57.2)	(45.2)	(58.0)	(125.0)	(103.1)
Interconnection Costs	(838.3)	(839.6)	(824.8)	(1,664.0)	(1,664.3)
Selling Expenses	(696.5)	(751.6)	(854.1)	(1,299.0)	(1,605.7)
General and Administrative Expenses	(214.9)	(289.7)	(331.6)	(484.9)	(621.3)
Other Operating (Expenses) Revenue, net	(111.3)	(65.7)	(420.0)	(327.4)	(485.6)
EBITDA	1,595.7	1,648.5	1,311.1	3,045.0	2,959.6
Margin %	36.6%	36.7%	28.0%	35.1%	32.3%
Depreciation and Amortization	(640.2)	(650.3)	(702.5)	(1,297.8)	(1,352.8)
EBIT	955.5	998.3	608.6	1,747.2	1,606.9
Equity Accounting	13.3	52.6	(47.4)	9.6	5.2
Financial Expenses	(343.0)	(400.6)	(276.7)	(734.1)	(677.4)
Financial Income	195.2	257.0	250.1	426.7	507.1
Non-operating (Expenses) Revenue	8.8	3.9	7.9	11.6	11.8
Income Before Tax and Social Contribution	829.9	911.2	542.4	1,461.0	1,453.6
Income Tax and Social Contribution	(263.9)	(320.7)	(226.2)	(473.3)	(546.8)
Minority Interest	(98.5)	(104.8)	(67.6)	(177.4)	(172.4)
Net Income	467.5	485.7	248.7	810.3	734.4
Margin %	10.7%	10.8%	5.3%	9.4%	8.0%

Outstanding Shares - Thousand (exc.-treasury)	382,122	382,122	382,289	382,122	382,289
Income per share (R$)	1.223	1.271	0.650	2.120	1.921
Income per ADR (US$)	0.617	0.732	0.393	1.037	1.133

 6.1) Tele Norte Leste Participações – TNLP Consolidated  (Continued)

R$ Million

Balance Sheet	6/30/07	3/31/08	6/30/08
TOTAL ASSETS	27,320	29,763	34,964
Current	10,588	12,234	13,461
Cash and Short-Term Inv.	4,470	6,458	7,406
Accounts Receivable	3,619	3,268	3,471
Recoverable Taxes	1,526	1,576	1,619
Inventories	124	114	160
Other Current Assets	850	818	804
Non-Current Assets	16,732	17,529	21,503
Long Term	3,790	4,020	4,227
Recoverable and Deferred Taxes	2,206	2,278	2,337
Other	1,584	1,743	1,890
Permanent	12,942	13,508	17,276
Investments	59	190	2,640
Property Plant and Equipment	11,300	11,586	12,031
Intagible Assets	1,237	1,414	2,269
Deferred Assets	347	319	335

Balance Sheet	6/30/07	3/31/08	6/30/08
TOTAL LIABILITIES	27,320	29,763	34,964
Current	5,551	6,184	6,695
Suppliers	1,889	1,879	2,888
Loans and Financing	1,873	2,100	2,175
Payroll and Related Accruals	219	148	177
Payable Taxes	1,289	1,083	1,146
Dividends Payable	145	918	163
Other Accounts Payable	136	56	146
Non-Current Liabilities	9,663	9,836	14,103
Long Term	9,654	9,831	14,013
Loans and Financing	6,603	6,878	10,954
Payable and Deferred Taxes	795	743	722
Contingency Provisions	2,148	1,954	2,060
Other Accounts Payable	108	256	278
Unrealized Earnings	10	5	89
Minority Interest	2,336	2,592	2,757
Shareholders' Equity	9,770	11,150	11,408

6.2) Telemar Norte Leste - TMAR Consolidated

R$ Million

Income Statement	2Q07	1Q08	2Q08	1H07	1H08
Wireline Services Revenues	5,181.7	5,118.6	5,152.1	10,355.0	10,270.7
Local Services	2,922.4	2,784.0	2,724.2	5,846.5	5,508.1
Subscription Charges	1,736.7	1,719.3	1,706.4	3,441.9	3,425.7
Local Traffic	474.9	362.7	328.6	990.6	691.3
Installation Fees	23.3	21.6	20.5	46.2	42.1
Collect Calls	3.6	1.4	1.3	7.9	2.7
Other Local Revenues	0.1	0.0	0.1	0.4	0.1
Fixed-to-Mobile (VC1)	683.9	678.9	667.3	1,359.5	1,346.2
Long Distance	893.7	927.4	1,024.4	1,812.6	1,951.8
Intra-State	412.6	426.4	489.2	842.4	915.7
Inter-State	109.6	102.4	97.8	220.9	200.2
Inter-Regional	167.0	174.9	212.5	337.0	387.4
International	17.7	16.1	16.0	40.6	32.1
Fixed-to-Mobile (VC2 and VC3)	186.8	207.5	208.9	371.7	416.4
Advanced Voice	61.1	53.2	53.7	120.5	106.9
Public Telephones	281.7	211.5	149.3	583.9	360.8
Additional Services	159.8	169.2	164.7	303.7	333.9
Network Usage Remuneration	146.4	155.9	172.2	296.4	328.1
Data Transmission Services	715.9	809.9	852.2	1,390.0	1,662.1
Other	0.8	7.6	11.4	1.4	19.0
Wireless Services Revenues	1,027.9	1,307.5	1,575.9	2,018.0	2,883.4
Subscription Charges	218.7	292.5	334.8	425.9	627.3
Outgoing Calls	388.8	524.2	666.8	762.9	1,191.0
Domestic/International Roaming	27.0	33.4	35.2	55.9	68.6
Network Usage Remuneration	265.4	297.7	356.7	525.1	654.4
Data / Value Added Services	66.0	111.3	130.2	132.2	241.4
Handset Sales	62.0	48.4	52.2	116.1	100.6
Gross Operating Revenue	6,209.6	6,426.1	6,728.0	12,373.0	13,154.2
Taxes and Deductions	(1,852.0)	(1,956.3)	(2,069.0)	(3,710.1)	(4,025.2)
Net Operating Revenue	4,357.6	4,469.9	4,659.0	8,662.9	9,128.9
Operating Expenses	(2,757.0)	(2,801.7)	(3,337.4)	(5,603.0)	(6,139.1)
Cost of Services Provided	(842.9)	(836.7)	(865.2)	(1,716.8)	(1,701.8)
Cost of Goods Sold	(57.2)	(45.2)	(58.0)	(125.1)	(103.1)
Interconnection Costs	(838.3)	(839.6)	(824.8)	(1,664.0)	(1,664.3)
Selling Expenses	(695.3)	(748.6)	(848.8)	(1,297.0)	(1,597.5)
General and Administrative Expenses	(211.0)	(283.8)	(324.1)	(471.9)	(607.9)
Other Operting (Expenses) Revenue, net	(112.3)	(47.9)	(416.5)	(328.3)	(464.4)
EBITDA	1,600.6	1,668.2	1,321.7	3,060.0	2,989.9
Margin %	36.7%	37.3%	28.4%	35.3%	32.8%
Depreciation and Amortization	(655.2)	(657.8)	(710.3)	(1,327.9)	(1,368.1)
EBIT	945.4	1,010.4	611.4	1,732.0	1,621.8
Equity Accounting	(0.5)	11.3	(4.6)	(2.9)	6.7
Financial Expenses	(321.4)	(375.2)	(252.0)	(675.2)	(627.3)
Financial Income	180.8	258.8	249.7	406.2	508.5
Non-operating (Expenses) Revenue	8.8	7.6	7.9	11.6	15.4
Income Before Tax and Social Contribution	813.1	912.8	612.3	1,471.8	1,525.1
Income Tax and Social Contribution	(268.1)	(330.7)	(236.8)	(490.2)	(567.5)
Net Income	545.0	582.2	375.5	981.6	957.6
Margin %	12.5%	13.0%	8.1%	11.3%	10.5%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,391	238,391	238,614	238,391
Income per share (R$)	2.284	2.442	1.575	4.114	4.017

6.2) Telemar Norte Leste - TMAR Consolidated (Continued)

R$ Million

Balance Sheet	6/30/07	3/31/08	6/30/08
TOTAL ASSETS	26,182	28,947	34,016
Current	9,437	11,252	12,332
Cash and Short-Term Inv.	3,676	5,830	6,633
Accounts Receivable	3,620	3,261	3,468
Recoverable and Deferred Taxes	1,185	1,246	1,284
Inventories	124	114	160
Other Current Assets	831	801	787

Non-Current Assets	16,746	17,695	21,683
Long Term	3,550	4,112	4,341
Recoverable and Deferred Taxes	2,010	2,045	2,094
Other	1,540	2,067	2,248

Permanent	13,196	13,583	17,342
Investments	339	364	2,803
Property Plant and Equipment	11,296	11,539	11,986
Intagible Assets	1,234	1,394	2,249
Deferred	327	286	304

Balance Sheet	6/30/07	3/31/08	6/30/08
TOTAL LIABILITIES	26,182	28,947	34,016
Current	5,101	5,610	5,959
Suppliers	1,885	1,854	2,880
Loans and Financing	1,516	1,444	1,559
Payroll and Related Accruals	218	146	174
Payable Taxes	1,273	1,063	1,125
Dividends Payable	67	1,044	72
Other Accounts Payable	143	59	149
Non-Current Liabilities	8,155	8,938	13,227
Long Term	8,146	8,933	13,138
Loans and Financing	5,315	6,196	10,292
Payable Taxes	644	598	579
Contingency Provisions	2,147	1,953	2,059
Other Accounts Payable	40	186	208
Unrealized Earnings	10	5	89

Minority Interest	0	0	107

Shareholders' Equity	12,926	14,399	14,723

6.3) Telemar Norte Leste - TMAR Parent Company

R$ Million

Income Statement	2Q07	1Q08	2Q08	1H07	1H08
Local Services	2,923.2	2,784.0	2,724.2	5,848.3	5,508.2
Long Distance	837.0	927.8	1,026.0	1,700.1	1,953.9
Advanced Voice	62.0	54.4	55.2	122.3	109.6
Public Telephones	281.7	211.5	149.3	583.9	360.8
Additional Services	159.9	170.8	166.5	304.3	337.3
Network Usage Remuneration	145.6	207.6	234.8	292.1	442.4
Data Transmission Services	653.9	722.0	762.0	1,278.3	1,484.0
Other	0.8	0.5	0.7	1.4	1.3
Gross Operating Revenue	5,064.1	5,078.6	5,118.8	10,130.7	10,197.4
Taxes and Deductions	(1,516.1)	(1,493.0)	(1,493.1)	(3,049.9)	(2,986.1)
Net Operating Revenue	3,548.1	3,585.6	3,625.7	7,080.7	7,211.3
Operating Expenses	(2,213.8)	(2,270.7)	(2,726.5)	(4,470.5)	(4,997.2)
Cost of Services Provided	(662.5)	(672.5)	(683.5)	(1,365.4)	(1,356.1)
Interconnection Costs	(742.6)	(780.6)	(765.7)	(1,490.9)	(1,546.3)
Selling Expenses	(531.2)	(563.4)	(625.8)	(972.5)	(1,189.1)
General and Administrative Expenses	(178.7)	(217.4)	(252.0)	(398.7)	(469.4)
Other Operating (Expenses) Revenue, net	(98.9)	(36.8)	(399.6)	(243.1)	(436.3)
EBITDA	1,334.3	1,314.9	899.1	2,610.2	2,214.0
Margin %	37.6%	36.7%	24.8%	36.9%	30.7%
Depreciation and Amortization	(474.2)	(477.8)	(491.1)	(966.7)	(968.9)
EBIT	860.0	837.1	408.1	1,643.5	1,245.1
Equity Accounting	101.1	155.5	145.5	141.3	301.1
Financial Expenses	(309.2)	(346.0)	(207.4)	(651.2)	(553.4)
Financial Income	125.4	166.4	151.1	293.2	317.5
Non-operating (Expenses) Revenue	3.9	6.8	7.6	7.0	14.3
Income Before Tax and Social Contribution	781.3	819.8	504.9	1,433.9	1,324.7
Income Tax and Social Contribution	(236.3)	(237.6)	(129.4)	(452.3)	(367.0)
Net Income	545.0	582.2	375.5	981.6	957.6
Margin %	15.4%	16.2%	10.4%	13.9%	13.3%

Balance Sheet	6/30/07	3/31/08	6/30/08
TOTAL ASSETS	25,065	27,385	30,979
Current	6,050	7,327	8,177
Cash and Short-Term Inv.	1,931	3,199	4,025
Accounts Receivable	2,954	2,987	3,012
Recoverable and Deferred Taxes	879	809	831
Inventories	35	30	23
Other Current Assets	251	301	287
Non-Current Assets	19,015	20,058	22,801
Long Term	2,382	2,687	5,092
Recoverable and Deferred Taxes	1,167	1,173	1,142
Other	1,215	1,514	3,950
Permanent	16,633	17,371	17,709
Investments	8,352	8,774	9,057
Property Plant and Equipment	7,990	8,266	8,286
Intagible Assets	290	331	366
TOTAL LIABILITIES	25,065	27,385	30,979
Current	4,121	4,757	3,805
Suppliers	1,221	1,429	1,453
Loans and Financing	1,516	1,390	1,302
Payroll and Related Accruals	185	118	138
Payable Taxes	1,040	671	740
Dividends Payable	67	1,044	72
Other Accounts Payable	92	105	100
Non-Current Liabilities	8,018	8,229	12,451
Long Term	8,018	8,229	12,383
Loans and Financing	5,306	5,751	9,848
Payable Taxes	638	591	573
Contingency Provisions	2,062	1,856	1,930
Other Accounts Payable	13	31	31

Unrealized Earnings	0	0	69
Shareholders' Equity	12,926	14,399	14,723

6.4) TNL PCS – Oi

R$ Million

Income Statement	2Q07	1Q08	2Q08	1H07	1H08
Wireless Services Revenues	1,211.4	1,512.5	1,656.7	2,391.4	3,169.2
Subscription	218.7	292.5	304.6	425.9	597.1
Outgoing Calls	388.8	524.2	604.3	762.9	1,128.5
Domestic/Internacional Roaming	27.0	33.4	32.0	55.9	65.4
Network Usage Remuneration	445.3	502.4	545.4	894.7	1,047.8
Data / Value Added	66.0	111.3	122.0	132.2	233.3
Other SMP Services	0.4	(0.5)	(1.6)	0.6	(2.1)
Handset Sales	65.2	49.1	50.0	119.3	99.1
LD/Advanced Voice Service/Network* Revenues	158.8	106.5	104.2	309.6	210.7
Gross Operating Revenue	1,370.2	1,619.0	1,760.9	2,701.1	3,379.9
Taxes and Deductions	(342.7)	(470.4)	(538.2)	(674.0)	(1,008.5)
Net Operating Revenue	1,027.5	1,148.6	1,222.8	2,027.0	2,371.4
Operating Expenses	(761.0)	(766.7)	(800.0)	(1,577.2)	(1,566.7)
Cost of Services Provided	(233.7)	(150.6)	(118.6)	(455.6)	(269.1)
Cost of Goods Sold	(57.2)	(45.1)	(54.7)	(125.1)	(99.7)
Interconnection Costs	(293.2)	(315.6)	(341.5)	(578.1)	(657.1)
Selling Expenses	(199.6)	(222.9)	(240.3)	(396.3)	(463.2)
General and Administrative Expenses	(29.8)	(62.4)	(62.2)	(68.9)	(124.6)
Other Operating (Expenses) Revenue, net	52.6	29.8	17.2	46.8	47.0
EBITDA	266.5	381.9	422.8	449.9	804.7
Margin %	25.9%	33.3%	34.6%	22.2%	33.9%
Depreciation and Amortization	(179.8)	(178.3)	(189.5)	(358.8)	(367.8)
EBIT	86.7	203.7	233.3	91.1	436.9
Equity Accounting	0.0	(21.8)	(36.8)	0.0	(58.6)
Financial Expenses	(10.6)	(32.2)	(42.5)	(21.8)	(74.8)
Financial Income	52.7	95.8	102.9	111.1	198.7
Non-operating Expenses	4.9	0.8	(0.0)	4.7	0.8
Income Before Tax and Social Contribution	133.7	246.2	256.8	185.1	503.0
Income Tax and Social Contribution	(31.3)	(92.1)	(101.7)	(37.0)	(193.8)
Net Income	102.5	154.1	155.1	148.0	309.2
Margin %	10.0%	13.4%	12.7%	7.3%	13.0%

Balance Sheet	6/30/07	3/31/08	6/30/08
TOTAL ASSETS	9,076	10,073	11,177
Current	3,422	3,949	4,006
Cash and Short-Term Inv.	1,651	2,528	2,501
Accounts Receivable	801	424	516
Recoverable and Deferred Taxes	303	407	380
Inventories	89	84	123
Other Current Assets	579	506	486
Non-Current Assets	5,653	6,124	7,171
Long Term	1,109	1,431	1,485
Recoverable and Deferred Taxes	841	891	876
Loans and Financing	188	403	465
Other	81	137	145
Permanent	4,544	4,693	5,685
Investments	0	111	76
Property Plant and Equipment	3,293	3,259	3,480
Intagible Assets	936	1,049	1,839
Deferred Assets	315	274	290
TOTAL LIABILITIES	9,076	10,073	11,177
Current Liabilities	1,109	1,003	1,969
Suppliers	803	555	1,562
Loans and Financing	0	9	9
Payroll and Related Accruals	33	25	28
Payable Taxes	223	383	350
Other Accounts Payable	50	31	20
Non-Current Liabilities	110	727	715
Long Term	110	727	697
Loans and Financing	0	488	452
Contingency Provisions	80	93	96
Payable Taxes	6	7	5
Other Accounts Payable	24	139	144

Unrealized Earnings	0	0	17
Shareholders' Equity	7,857	8,342	8,493

Relevant Information

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company  capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling Shares	Free-Float
Common	130,611,732	3,070,731	68,504,187	59,036,814
Preferred	261,223,463	6,475,663	0	254,747,800
Total	391,835,195	9,546,394	68,504,187	313,784,614

Shares TMAR	Capital	Treasury	Controlling Shares	Free-Float
Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,328,943	25,934,852
Preferred (B)	1,063,967	0	6	1,063,961
Total	238,614,355	223,500	208,556,822	29,834,033

Shares TNCP	Capital	Treasury	Controlling Shares	Free-Float
Common	2,492,476	0	1,292,672	1,199,804
Preferred	4,209,206	0	3,715	4,205,491
Total	6,701,682	0	1,296,387	5,405,295

Shares AMZ	Capital	Treasury	Controlling Shares	Free-Float
Common	2,271,325	0	2,039,299	232,026
Preferred (A)	79,983	0	0	79,983
Preferred (B)	230,461	0	0	230,461
Preferred (C)	17,152	0	0	17,152
Preferred (D)	309,568	0	0	309,568
Preferred (E)	2,979,606	0	2,374,165	605,441
Total	5,888,095	0	4,413,464	1,474,631

OBS: Shareholder structure as of June 30, 2008

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Bernardo Guttmann	55 (21) 3131-1316	bernardo.guttmann@oi.net.br
Cristiana Ortigão	55 (21) 3131-1315	cristiana.ortigao@oi.net.br
Lívia Guimarães	55 (21) 3131-1317	livia.guimaraes@oi.net.br
Patricia Frajhof	55 (21) 3131-2918	patricia.frajhof@oi.net.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com